LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

05013348

RECEIVED
2005 DEC 19 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

BY MAIL

December 5, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of November 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

ED
DEC 20 2005
FINANCIAL

12/19

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE TO COMMENCE TRADING ON THE TORONTO STOCK EXCHANGE

November 14, 2005

Vancouver, B.C - **Lake Shore Gold Corp. (LSG-TSXV)** announced today that on November 15, 2005 the Company's shares will commence trading on the Toronto Stock Exchange under the same symbol LSG. Concurrently, the Company's shares will cease trading on the TSX Venture Exchange.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE CONDITIONALLY APPROVED FOR LISTING ON THE TORONTO STOCK EXCHANGE

November 7, 2005

Vancouver, B.C - **Lake Shore Gold Corp. (LSG-TSXV)** announced today that the Company's application for listing of its common shares on the Toronto Stock Exchange has been conditionally approved. Brian Booth, President of Lake Shore said "Listing on the Toronto Stock Exchange will provide greater visibility and liquidity for the Company. We are pleased with the continued success of our key projects in the Timmins Gold Camp, and the Toronto Stock Exchange listing will attract the attention of more analysts and institutional investors."

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Daniel G. Innes, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD INTERSECTS 24.35 METRES GRADING 9.28 GRAMS PER TONNE GOLD TIMMINS WEST GOLD PROJECT, ONTARIO

November 4, 2005

Vancouver, B.C - **Lake Shore Gold Corp. (LSG-TSXV)** announced today that the latest sectional drilling results continue to expand the resource on the Company's 100% owned Timmins West Gold Property. Drilling completed on section 4500E, and infill drilling of branch holes on sections 4550E, 4450E, and on hole TG05-72a, the second of two holes drilled across the plunge of the ultramafic host, report high-grade intersections over significant widths, and further confirm the continuity and predictability of the mineralized zones down plunge. Core intersection highlights within the **Ultramafic Zone include 9.28 grams gold per tonne (g/t Au) (cut) over 24.35 metres, including 17.76 g/t Au (cut) over 6.80 metres, with another hole returning 6.50 g/t Au (cut) over 8.75 metres, and a third hole returning 4.55 g/t Au (cut) over 10.40 metres, including 24.79 g/t Au (cut) over 1.50 metres**.

Assay results confirm that the Ultramafic Zone and Footwall Zone mineralized envelopes maintain their consistent wide widths, strong alteration, and veining between previously drilled sections, and include **3.91 g/t Au (uncut) over a core length of 46.00 metres in hole TG05-72a, 7.87 g/t Au (uncut) over a core length of 33.60 metres in hole TG05-74c, and 2.04 g/t Au (uncut) over a core length of 34.20 metres in hole TG05-77b.**

Five drills are currently in operation on the Property, four focused on sectional drilling with a fifth testing the Main Zone and Vein zones down plunge to the west and stratigraphy northeast of the main Timmins West deposit. The vein zones have been tested intermittently to a depth of approximately 400 metres, and remain open down plunge to the west. New targets will also be tested as part of the current program.

Timmins West Gold Resource Expansion Drilling

In a news release dated May 30, 2005, the Company reported results that confirmed the Ultramafic and Footwall mineralization extends an additional 450 metres (down plunge) past the current indicated resource. Subsequent resource drilling, as initially reported in the Company's August 15, 2005 news release, has concentrated on infilling this 450 metre section and the deposit remains open down plunge beyond the area of current drilling.

To the end of June 2005, the upper portion of section 4350E, the deepest and western most section, was completed, drilling continued on section 4500E, and infill drilling was initiated on sections 4550E and 4450E. Each section consists of two pilot holes and a series of branch holes targeting the down plunge continuation of the Footwall and Ultramafic zones. This sectional drilling will infill the previous sections at approximately 50 metres intervals and extend the indicated resource an additional 250 metres down plunge from section 4600E, the deepest section used in the previous resource calculation.

Results are reported for four branch holes on Section 4550E, a 50 metre step out to the west of section 4600E. Holes TG05-74a, -74b, and -74c successfully targeted the lower portion of the section, while TG05-77b was completed on the middle portion of the section. Drill holes TG05-77c and TG05-77d, wedge holes branched up off hole TG05-77b, are completed and assays pending,

...more

while TG05-77e is still in progress. Pilot hole TG05-88 is targeting the top portion of the section and is still in progress.

Eight branch holes have been completed on Section 4500E, of which results from seven of the holes have been previously released (see news release dated May 30, 2005 and August 15, 2005). Hole TG05-64d, branched down off TG05-64c, represents a deep cut on this section intersecting narrow Ultramafic Zone-style and Deep Zone-style mineralization, returning no significant assays. Holes TG05-64e and -64f (attempts to wedge down off TG05-64d) were abandoned due to excessive deviation and drilling complications.

Two pilot holes were drilled on Section 4450E. Hole TG05-64g successfully intersected the upper portion of the section (assays pending) while upper branch hole TG05-64h is still in progress. The lower pilot hole (TG05-75) has been completed and assays are pending, while drilling of an up wedge hole off it (TG05-75a) is in progress.

Seven holes have been drilled with the exploration drill with one currently in progress targeting the ultramafic below the deposit. To date, exploration drilling has targeted various structures and tested stratigraphy northeast of the Main Showing, as well as under the showing. Results are in for five of the holes with no significant assays to report, while two other holes have assays pending.

An updated composite longitudinal section of the Timmins West Gold Deposit and a plan map of the deposit projected to surface are posted on the Company's web site.

		Intersection			Gold (grams per tonne)		
Hole No.	Section	From (metres)	To (metres)	Length* (metres)	Cut**	Uncut	Zone
TG05-72a	**4650E**	**618.20**	**664.20**	**46.00**	**2.11**	**3.91**	**UM Zone**
including		626.00	657.00	31.00	3.06	5.72	
including		634.45	643.20	8.75	6.50	15.93	
including		634.45	636.00	1.55	21.39	74.62	
		845.00	**860.15**	**15.15**	**3.37**	**3.37**	**UM Zone**
including		845.00	847.60	2.60	13.45	13.45	
TG05-74a	**4550E**	**1062.55**	**1063.35**	**0.80**	**9.53**	**9.53**	**UM Zone**
TG05-74b	**4550E**	**912.60**	**913.65**	**1.05**	**20.13**	**26.01**	**Footwall Zone**
		930.90	**932.35**	**1.45**	**12.72**	**27.77**	**Footwall Zone**
		998.40	**999.70**	**1.30**	**6.18**	**6.18**	**Footwall Zone**
		1064.70	**1077.15**	**12.45**	**3.52**	**3.52**	**UM Zone**
including		1065.10	1056.40	1.30	15.96	15.96	
including		1073.80	1075.90	2.10	7.67	7.67	

		Intersection			Gold (grams per tonne)		
Hole No.	Section	From (metres)	To (metres)	Length* (metres)	Cut**	Uncut	Zone
		1115.75	**1116.15**	**0.40**	**8.18**	**8.18**	**Deep Sediment Zone**
TG05-74c	**4550E**	**913.90**	**914.30**	**0.40**	**13.35**	**13.35**	**Footwall Zone**
		954.00	**954.80**	**0.80**	**13.19**	**13.19**	**Footwall Zone**
		1016.00	**1024.25**	**8.25**	**3.47**	**3.47**	**Footwall Zone**
including		1016.00	1017.60	1.60	11.55	11.55	
		1043.60	**1077.20**	**33.60**	**6.91**	**7.87**	**UM Zone**
including		1049.15	1073.50	24.35	9.28	10.61	
including		1051.00	1054.70	3.70	6.13	6.13	
including		1056.40	1059.00	2.60	11.21	11.21	
including		1062.75	1069.55	6.80	17.76	17.76	
including		1071.20	1073.50	2.30	17.17	31.16	
		1137.00	**1140.05**	**3.05**	**5.45**	**5.45**	**UM Zone**
including		1138.30	1139.45	1.15	11.57	11.57	
TG05-77b	**4550E**	**918.15**	**921.50**	**3.35**	**5.27**	**5.62**	**Footwall Zone**
		1042.85	**1077.05**	**34.20**	**1.70**	**2.04**	**UM Zone**
including		1050.00	1060.40	10.40	4.45	5.55	
including		1055.30	1060.40	5.10	7.87	10.11	
including		1058.90	1060.40	1.50	24.79	32.41	
including		1075.00	1076.10	1.10	6.48	6.48	
TG05-77c	**4550E**	**hole completed - assays pending**					
TG05-77d	**4550E**	**hole completed - assays pending**					
TG05-64d	**4500E**	**hole completed - no significant results**					
TG05-64g	**4450E**	**hole completed - assays pending**					
TG05-75	**4450E**	**hole completed - assays pending**					

* Interval reported is core length.
** All Footwall assays cut to 30 grams gold per tonne and Ultramafic assays cut to 50 grams gold per tonne.

...more

Drilling is currently in progress on the following holes: TG05-77e (Section 4550E), TG05-88 (Section 4550E), TG05-64h (Section 4450E), and TG05-75a (Section 4450E). Due to excessive borehole deviation and/or drilling complications the following holes were abandoned: TG05-73, 74, 76, 77, 77a, 85, 86, 87, 64e and 64f.

Timmins West Gold Project Pre-Feasibility Study Update

Work continues to advance the Timmins West Gold Deposit pre-feasibility study (see news release dated January 6, 2005) as metallurgical test work and process design are nearing completion by RPC (a full service environmental and test work centre located in Fredericton, New Brunswick). Golder Associates Ltd. has significantly advanced the mine tailings design with the selection of paste tailings for backfill and storage, while tailings site selection is nearing completion. Environmental assessment studies and permitting are also being overseen by Golder Associates Ltd. Lake Shore has recently completed an updated deposit model, while McIntosh Engineering has been retained to carry out mine planning studies. It is anticipated that the study will be completed early in 2006. Preliminary engineering estimates for mining and milling costs are considerably better than expected and support a lowering of the resource cutoff grade (currently using 6 grams gold per tonne).

The exploration program is being supervised by Dr. Michael J. Byron, P.Geo, the Qualified Person for the Company.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE GOLD CORP.

THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005



Central Shaft
Lake Gold Central Shaft
Shore No. 1 Shaft
Shore Accommodations House



MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2005 and 2004

GENERAL

The following management's discussion and analysis of Lake Shore Gold Corp. (the "Company" or "Lake Shore"), dated as at November 10, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

Lake Shore is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta, Ontario and Québec.

On November 4, 2005, Lake Shore received conditional approval regarding its application for listing on the Toronto Stock Exchange.

OVERALL PERFORMANCE

On December 31, 2004, Lake Shore and Holmer Gold Mines Limited ("Holmer") completed a plan of arrangement pursuant to which Lake Shore acquired all of the issued and outstanding shares of Holmer. Holders of Holmer shares received one Lake Shore share for every 1.5 Holmer shares. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp. As a result of the completion of this transaction, Lake Shore now owns 100% of the Timmins West Gold Property which has an indicated mineral resource of 724,000 ounces of gold (grade uncut). This estimate has been audited by Watts, Griffis and McOuat Limited. Lake Shore has commenced a pre-feasibility study and continues an aggressive drilling program on the Property.

During the nine month period ended September 30, 2005, Lake Shore was successful in securing additional capital ($8 million) and expanding its asset base in the Timmins Gold Camp, Ontario. The Company also made very positive changes to its senior management and Board.

A total of approximately $1.5 million was spent on resource properties during the quarter ended September 30, 2005. The majority of expenditures pertaining to exploration work was incurred on the Timmins West Gold and Vogel properties, including approximately $1 million in drilling costs during the quarter.

Administrative expenses increased by $282,150 (excluding general exploration and resource property cost write offs) during the first nine months of 2005 in comparison to the same period in 2004. An increase in overall corporate activity resulted in higher consulting fees, legal and regulatory costs, as well as office and travel costs.

Timmins West Gold Property, Ontario

The Timmins West Gold Property is located in Bristol Township, 18 kilometres west of the city of Timmins within the west end of the Timmins Camp, and north of the Destor-Porcupine Fault Zone. As part of the ongoing resource expansion drill program, four drill rigs concentrated on completing the drilling on sections 4550E, 4500E and 4450E. A fifth drill was used to test exploration targets throughout the Property. A total of 9,383 metres was drilled on the Property during the third quarter, with 7,434 metres of drilling focussed on expanding the resource, and 1,949 metres directed towards exploration.

By the end of the second quarter the upper portion of section 4350E, the deepest and western-most section, was completed, and infill drilling was initiated (sections 4550E and 4450E) between previously drilled sections in order to bring the resource into an indicated category. Infill drilling on sections 4550E and 4450E will extend the indicated resource an additional 250 metres down plunge from section 4600E, the deepest section used in the previous resource calculation.

On Section 4550E, a 50 metre step out to the west of section 4600E, four branch holes were completed with two others still in progress at the end of the quarter. Of these, holes TG05-74a, -74b and -74c successfully targeted the lower portion of the section, while TG05-77b was completed on the middle portion of the section. Drill hole TG05-77c, a wedge hole branched up off hole TG05-77b, was still in progress at the end of the quarter. Pilot hole TG05-87 is targeting the top portion of the section and is still in progress.

Results from seven of the eight branch holes completed on Section 4500E have been released. Hole TG05-64d represents the last cut on this section, while holes TG05-64e and -64f (attempts to wedge down) were abandoned due to excessive deviation and drilling complications.

Two holes (TG05-75 and -64g) were in progress on Section 4450E during the third quarter.

Six holes were drilled with an exploration rig with one in progress at the end of the quarter. Drilling targeted various structures and tested stratigraphy northeast of the main showing, as well as under the showing. Of the six, four holes were successfully completed (two holes abandoned), and one hole is in progress targeting the ultramafic below the deposit.

Pre-Feasibility Study

The pre-feasibility study was significantly advanced during the quarter. The metallurgical study is nearing completion, the updated deposit model is largely completed, the tailings design is underway, environment assessment studies and permitting are ongoing, and the mine plan is waiting for final input from the other studies. It is anticipated that the study will be completed in early 2006.

Thunder Creek Property, Ontario

The Thunder Creek Property ties onto the Timmins West Gold Property to the southwest and is currently under option from Band-Ore Resources Ltd. The 54 claim unit package was acquired in order to test for gold mineralization in an ultramafic intrusive body, similar to the main Ultramafic Zone in the Timmins West Gold Property, that extends more than 1,800 metres southwest of the Timmins West deposit.

A third phase drill program was completed during the second quarter. Six holes were drilled (2,339 metres) testing various targets identified from previously filed work and drilling. The results of this program have been compiled and will be released in the fourth quarter. No further drilling was carried out in the third quarter.

Vogel Property, Ontario

In March 2005, the Company purchased 100% of the Black Hawk Mining Inc. interest under the mining lease on the Vogel Gold Property. The Property consists of one mining lease (approximately 160 acres) in Hoyle Township, within the eastern part of the Timmins Gold Camp, that straddles an 800 metre section of the favourable gold bearing stratigraphy between the Hoyle Pond and Bell Creek gold deposits. The Hoyle Pond deposit (currently in production), located two kilometres to the east of the Property, has the highest head grade of all significant past and present gold producers in the Timmins Gold Camp, and the Bell Creek deposit (former producer) is located 1.4 kilometres to the west of the Property.

The Vogel Property has been explored by several companies in the past and contains an historic measured and indicated resource estimate of 642,999 tonnes at 12.7 grams per tonne gold and an inferred resource of 933,800 tonnes at 12.7 grams per tonne gold.

In August 2005, the Company initiated a 4,000 metre first phase drill program to test for flat vein structures and northeasterly oriented veins, both of which have not been the focus of any previous drill program yet constitute a very important gold host within the adjacent Hoyle Pond Mine. By the end of the third quarter 16 holes were drilled for a total of 3,597 metres. This initial drill program is expected to be completed in the fourth quarter and the results reported soon thereafter.

DeSantis Gold Property, Ontario

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property, located in Ogden Township, Ontario. The Property consists of 22 patented and 2 leased claims covering approximately 665 hectares immediately north of the Destor-Porcupine Fault Zone in the western part of the Timmins Gold Camp and eight kilometres east of the Company's Timmins West Gold Property.

The Property has a past history of underground mining (mainly in the 1930's and 1940's), accessed by two shafts and 7,000 metres of underground drifting. Limited surface and underground exploration in the 1980's reported historical (not considered National Instrument 43-101 compliant) resource estimates, including: 129,000 tonnes at 7.51 grams per tonne gold (cut grade; 34,111 ounces or 74,768 ounces gold at 16.44 grams per tonne gold, uncut grade) in the Hydrothermal Zone (above 300 metres) and 72,000 tonnes at 6.49 grams per tonne gold (cut grade; 16,356 ounces) in the Albite Zone between 200 and 365 metres depth. The Company has not completed the work necessary to verify the resource classification; thus any historic estimates should not be relied upon.

The potential to define additional mineralization along strike and to depth of the known mineraliza-

tion is considered to be excellent, as are a number of other isolated intercepts from past exploration that have not seen follow up drilling.

Exploration on the DeSantis Property began with a detailed compilation of all past work. This will be followed in late 2005 with a 4,000 metre first phase drill program designed to confirm and expand the known mineralization.

Price Property, Ontario

In September 2004, Lake Shore entered into an option agreement to acquire 100% of a property located in Price, Ogden and Thornloe townships ("Price Property"), east and south of the Timmins West Gold Property. The Price Property consists of 126 units covering favourable geology on and north of the Destor-Porcupine Break.

A first phase drill program was carried out on the Price Property in early 2005 in which two holes were completed for a total of 610 metres. The objective of this program was to test stratigraphy by targeting felsic porphyries that appear to cut mafic and ultramafic rocks on the Property. Several moderately altered and mineralized zones were intersected, but no significant assays were obtained. Results are currently being reviewed and additional work being planned.

Bazooka Gold Property, Québec

The Bazooka Gold Property is located in Beauchastel Township, seven kilometres southwest of Rouyn-Noranda, Québec, and lies adjacent to the Augmitto gold deposit (1.0 million tonnes at 6.17 g/t gold), currently held by Yorbeau Resources Inc. Acquired (100%) in September 2003 from Fieldex Exploration Inc., the Property spans 1.8 kilometres of the prolific Cadillac-Larder Lake Break, a major deep crustal structure hosting numerous gold occurrences and deposits including the Val d'Or, Cadillac, Kirkland Lake, Larder Lake and Matachewan gold camps.

Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. A thirty-four hole drill program, totalling 10,804 metres, was carried out intermittently from October 2003 to April 2005. This program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west. Reporting of results is delayed until the fourth quarter as the compilation program has been expanded to include an updated resource.

Other Projects

Pursuant to an agreement between Lake Shore and Aurora Platinum Corp. ("Aurora"), the Company has access to Inco Limited's proprietary Abitibi database, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario. All proposed digitizing of Inco Limited's magnetic survey data has been completed and is being merged with existing public domain data. Digitizing of the historic compilation map sheets is expected to be finished by the end of the fourth quarter.

In August 2005, the Company completed detailed mapping and lithogeochemical sampling on two

gold properties located in the Geraldton area, western Ontario. Program results are currently being reviewed.

Lake Shore's Blakelock Gold Property consists of 3 claims (45 units) in Blakelock Township approximately 80 kilometres northeast of Cochrane, Ontario. A ground magnetic survey (27 line kilometres) was completed on the Property in early September in preparation of an early 2006 drill program.

In September 2005, a detailed mapping and lithogeochemical sampling program was completed on the Company's Horwood Lake Gold Property. Program results are currently being reviewed.

The Company's 100% owned Lacey Lake Property consists of 34 unpatented mining claims located approximately 420 kilometres north-northeast of Red Lake in northwestern Ontario. The Property lies within the east-central part of the Ellard Lake Greenstone Belt, which hosts the past producing Sachigo River Gold Mine (58,000 ounces of gold at an average grade of 38 grams per tonne gold). In August 2005, the Company completed a prospecting program involving lithogeochemical sampling and reconnaissance mapping, with the objective of identifying areas of structurally controlled gold mineralization similar to the Sachigo River Mine mineralization.

No work was completed on the AEM Project located in northwestern Ontario during the quarter other than to ensure that all properties, including Canopener and Rowlandson Lake, were maintained in respect of assessment requirements. The AEM Project will be reassessed in 2006.

RESULTS OF OPERATIONS

The net loss for the three and nine months ended September 30, 2005 was \$301,686 (2004 – \$642,885) and \$1,742,273 (2004 – \$926,984) respectively. The increase is mainly the result of \$1,258,516 in stock-based compensation expense most of which was recorded in the second quarter.

General and administrative expenditures increased by \$282,150 as a result of an increase in consulting fees relating to the appointment of a new President and CEO; an increase in shareholder information costs relating to additional regulatory and filing fees; an increase in corporate capital tax payments; and an increase in legal, accounting and travel costs relating to a greater level of corporate activity during the period.

The Company incurred \$142,666 (September 30, 2004 – \$66,304) in general reconnaissance expenditures relating to its field offices and to the generation of new projects.

As a result of 3,325,000 stock options granted during the nine month period ended September 30, 2005, of which all except 250,000 vested immediately, the Company recorded \$1,258,516 (September 30, 2004 – \$40,500) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of \$0.40 (September 30, 2004 – \$0.81) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 70% (September 30, 2004

– 86%); risk free interest rate of 3.5% (September 30, 2004 – 5%); and expected life of 3.5 years (September 30, 2004 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

As a result of the tax benefits of deductible expenses incurred during the period ended September 30, 2005, the Company recorded a recovery of future income tax of $272,000 (September 30, 2004 – nil).

QUARTERLY FINANCIAL INFORMATION

Fiscal Quarter ended	**3rd Quarter September 30, *2005***	2nd Quarter June 30, 2005	1st Quarter March 31, 2005	4th Quarter December 31, 2004
Interest and other income	29,139	39,248	18,283	10,971
Net loss	(301,686)	(1,195,604)	(244,983)	(42,817)
Loss per share*	(0.00)	(0.02)	(0.00)	(0.00)

Fiscal Quarter ended	3rd Quarter September 30, 2004	2nd Quarter June 30, 2004	1st Quarter March 31, 2004	4th Quarter December 31, 2003
Interest and other income	12,361	17,918	10,843	20,652
Net loss	(642,885)	(134,442)	(149,657)	(186,273)
Loss per share*	(0.02)	(0.00)	(0.01)	(0.00)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the second quarters of 2005 and 2004. This is the result of an increase in stock-based compensation expense recorded in 2005. The variation between the third quarters of 2005 and 2004 was due to the write off of the expenditures relating to the Highway Project in 2004.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in good financial condition with working capital of $3,880,659 as at September 30, 2005.

Working capital decreased by only $251,806 during the period ended September 30, 2005 due to net proceeds from share issuances of $8.0 million offset by $7.6 million in resource property expenditures and approximately $700,000 in operating expenditures.

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

As at September 30, 2005, Lake Shore had incurred a total of $3,371,455 in eligible Canadian Exploration Expenditures (CEE) in accordance with flow through requirements. The Company has until December 2006 to spend the remaining proceeds from flow through shares on eligible exploration expenditures.

As a result of the cancellation of 666,667 common shares which were valued as part of the business combination with Holmer, the Company recorded a reduction of the future income tax liability of $401,000 with a corresponding reduction to resource properties.

In addition, the Company cancelled 150,000 of its own common shares and charged $37,500 of the resulting loss directly to deficit. These were shares of the Company that Holmer owned prior to the acquisition.

Resource property expenditures amounted to $7.6 million during the nine months ended September 30, 2005. The carrying value of resource properties increased by approximately $6.5 million due to a reduction of $1.1 million for the cancellation of the above-mentioned common shares. Of the $7.6 million, $3.4 million was spent on the Vogel Property, approximately $3.2 million on the Timmins West Gold Property, $400,000 on the Bazooka Property, and $600,000 on the Thunder Creek and other properties.

As at September 30, 2005, there were 7,855,000 stock options and 4,054,944 warrants outstanding as detailed in note 3(c) and (e) of the notes to the consolidated financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek, Price and DeSantis properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2005	2006	2007	2008
Cash payments	$ 50,000	$ 163,000	$ 390,000	$ 100,000
Expenditures	937,000	1,150,000	1,493,000	550,000
	$ 987,000	$ 1,313,000	$ 1,883,000	$ 650,000

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the prop-

erties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2005, the Company paid a total of $170,513 (September 30, 2004 – $75,703) in consulting and management fees to companies controlled by Lake Shore's President and CEO, its former Chair as well as to other directors. Amounts paid to Aurora, a company which was related up to June 30, 2005, under the terms of an administrative services agreement totalled $12,000 (September 30, 2004 – $18,000) for the nine month period ended September 30, 2005. In addition, for the same period, there were fees of $27,000 (September 30, 2004 – $36,000) paid to Southwestern Resources Corp. ("Southwestern"), a company related by way of common directors, under the terms of a separate administrative services agreement. The basis for the fees is either a monthly or per diem rate. As at September 30, 2005, there was an amount owing to Southwestern totalling $3,951.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

ADDITIONAL INFORMATION

Additional information is provided in the Company's unaudited consolidated interim financial statements for the period ended September 30, 2005, audited consolidated financial statements for the year ended December 31, 2004, and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

Alan C. Moon – Chair and Director
Brian R. Booth – President, CEO and Director
Daniel G. Innes – Director
Murray A. Gordon – Director
Michael D. Winn – Director
K. Sethu Raman – Director
Edward K. Svoboda – Director
A. Terrance MacGibbon – Director
Parkash K. Athwal – CFO
Thomas W. Beattie – Vice President, Corporate Development
Michael J. Byron – Vice President, Exploration
Susy H. Horna – Secretary

CONSOLIDATED BALANCE SHEETS

Unaudited	September 30, 2005	December 31, 2004
ASSETS		
Current		
Cash and cash equivalents	$ 4,179,064	$ 4,095,999
Exploration advances and other receivables	387,727	305,271
	4,566,791	4,401,270
Property, plant and equipment	9,839	-
Resource properties (note 2)	68,177,382	61,648,718
	$ 72,754,012	$ 66,049,988
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 682,181	$ 241,339
Due to affiliated company (note 4)	3,951	27,466
	686,132	268,805
Long term		
Future income tax (note 5)	15,874,000	16,547,000
	16,560,132	16,815,805
SHAREHOLDERS' EQUITY		
Share capital (note 3)	59,039,156	51,558,202
Contributed surplus	4,232,930	2,974,414
Deficit	(7,078,206)	(5,298,433)
	56,193,880	49,234,183
	$ 72,754,012	$ 66,049,988

See accompanying notes to consolidated financial statements

Approved by the Board

Daniel G. Innes

Murray A. Gordon

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
EXPENSES				
Consulting and management fees	$ 84,466	$ 70,539	$ 255,397	$ 168,946
General exploration	84,121	27,434	142,666	66,304
Shareholder information	30,655	23,520	111,955	84,781
Legal and accounting	27,491	19,182	86,338	40,616
Office expense	49,819	4,890	100,746	37,083
Resource property costs written off	-	503,357	59,666	503,357
Travel	31,107	6,324	85,659	26,519
Loss before undernoted items	(307,659)	(655,246)	(842,427)	(927,606)
Interest income	29,139	12,361	86,670	41,122
Stock-based compensation (note 3d)	(124,166)	-	(1,258,516)	(40,500)
Loss before income taxes	(402,686)	(642,885)	(2,014,273)	(926,984)
Recovery of income tax (note 5)	101,000	-	272,000	-
Net loss for the period	(301,686)	(642,885)	(1,742,273)	(926,984)
Deficit at beginning of period	(6,776,520)	(4,612,731)	(5,298,433)	(4,328,632)
Loss on cancelled shares (note 3)	-	-	(37,500)	-
Deficit at end of period	$ (7,078,206)	$ (5,255,616)	$ (7,078,206)	$ (5,255,616)
Loss per share	$ (0.00)	$ (0.02)	$ (0.02)	$ (0.03)
Weighted-average number of shares outstanding	79,202,427	34,554,991	76,156,150	33,565,611

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30		Nine months ended September 30	
Unaudited	**2005**	2004	**2005**	2004
OPERATING ACTIVITIES				
Net loss for the period	$ (301,686)	$ (642,885)	$ (1,742,273)	$ (926,984)
Recovery of income tax	(101,000)	-	(272,000)	-
Resource property costs written off	-	503,357	59,666	503,357
Stock-based compensation	124,166	-	1,258,516	40,500
	(278,520)	(139,528)	(696,091)	(383,127)
Change in non-cash operating working capital items:				
Decrease (increase) in exploration advances and other receivables	28,665	31,007	(1,407)	85,873
Increase (decrease) in accounts payable and accrued charges	108.260	17,509	(60,925)	(35,206)
	(141,595)	(91,012)	(758,423)	(332,460)
INVESTING ACTIVITIES				
Additions to property, plant and equipment	(10,272)	-	(10,272)	-
Resource property expenditures	(1,549,788)	(830,711)	(7,147,577)	(3,927,274)
	(1,560,060)	(830,711)	(7,157,849)	(3,927,274)
FINANCING ACTIVITY				
Shares issued	244,700	6,600	7,999,337	4,121,220
(Decrease) increase in cash and cash equivalents during the period	(1,456,955)	(915,123)	83,065	(138,514)
Cash and cash equivalents at beginning of period	5,636,019	2,960,922	4,095,999	2,184,313
Cash and cash equivalents at end of period	$ 4,179,064	$ 2,045,799	$ 4,179,064	$ 2,045,799
Cash and cash equivalents consist of:				
Cash	$ 286,526	$ 149,637	$ 286,526	$ 149,637
Short-term investments	3,892,538	1,896,162	3,892,538	1,896,162
Cash and cash equivalents at end of period	$ 4,179,064	$ 2,045,799	$ 4,179,064	$ 2,045,799

Supplemental Cash Flow Information (note 6)

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unaudited
For the nine months ended September 30, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

a) These interim consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2004 and these financial statements should be read in conjunction with those annual financial statements and notes thereto.

b) On December 31, 2004, Lake Shore Gold Corp. (the "Company" or "Lake Shore") and Holmer Gold Mines Limited ("Holmer") completed a Business Combination Agreement pursuant to which Lake Shore acquired all of the outstanding shares and other equity securities of Holmer based on a 1.5 to 1 ratio. Holmer became a wholly-owned subsidiary of Lake Shore and changed its name to LSG Holdings Corp. The Company consolidated the assets and liabilities of LSG Holdings Corp. as at December 31, 2004 and has consolidated the results of operations beginning January 1, 2005.

2. RESOURCE PROPERTIES

For the nine month period ended September 30, 2005:

	Timmins West Gold	Vogel	Thunder Creek	Bazooka	DeSantis	Other*	Total
Balance, beginning of period	$ 58,227,434	$ -	$ 771,839	$ 623,760	$ -	$ 2,025,685	$ 61,648,718
Property acquisition, assessment and maintenance	3,698	3,123,688	13,251	-	135,000	58,607	3,334,244
Analytical	112,633	10,303	15,145	13,637	11,330	20,137	183,185
Geophysics	-	-	265	-	-	107,812	108,077
Geology	515,705	55,253	26,066	58,946	56,227	221,762	933,959
Drilling	2,463,554	188,493	159,513	348,380	-	64,006	3,223,946
Project administration	74,696	5,553	-	1,856	5,053	41,768	128,926
Québec refundable tax credits	-	-	-	(120,079)	-	(89,595)	(209,674)
Cancellation of shares valued as part of purchase of subsidiary	(1,114,333)	-	-	-	-	-	(1,114,333)
Resource property costs written off	-	-	-	-	-	(59,666)	(59,666)
Balance, end of period	$ 60,283,387	$ 3,383,290	$ 986,079	$ 926,500	$ 207,610	$ 2,390,516	$ 68,177,382

*Includes: AEM Ontario ($756,400); Rowlandson/Canopener ($442,006); Noranda North ($139,929); Abitibi ($538,914); Price ($90,155); Lacey Lake ($159,216); Miscellaneous ($263,896).

For the year ended December 31, 2004:

	Timmins West Gold	Thunder Creek	AEM Ontario	Bazooka	Highway	Other*	Total
Balance, beginning of period	$ 2,092,134	$ 193,872	$ 739,843	$ 618,101	$ 358,633	$ 1,146,828	$ 5,149,411
Property acquisition, assessment and maintenance	292,442	89,542	-	1,383	1,700	45,805	430,872
Analytical	229,848	54,711	-	35,761	25,396	39,350	385,066
Geophysics	-	-	-	500	24,000	31,988	56,488
Geology	396,046	141,126	8,556	59,990	54,972	334,382	995,072
Drilling	1,750,616	291,088	-	157,333	37,905	12,496	2,249,438
Project administration	22,710	1,500	-	6,678	2,401	8,423	41,712
Resource property costs written off	-	-	-	-	(505,007)	(105,692)	(610,699)
Purchase of Holmer	53,443,638	-	-	-	-	-	53,443,638
Québec refundable tax credits	-	-	-	(255,986)	-	(236,294)	(492,280)
Balance, end of period	$ 58,227,434	$ 771,839	$ 748,399	$ 623,760	$ -	$ 1,277,286	$ 61,648,718

*Includes: Rowlandson/Canopener ($441,811); Abitibi ($481,414); Noranda North ($129,177); Miscellaneous ($224,884).

In March 2005, the Company entered into a letter agreement with Black Hawk Mining Inc. ("Black Hawk") to acquire 100% of its Vogel Gold Property, located in the Timmins Gold Camp, Ontario. The Vogel Property consists of one patented "Vet Lot" covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold deposits. Under the terms of the agreement, Lake Shore made a cash payment of $3 million and issued 100,000 shares of the Company. A further cash payment of $500,000 will be payable to Black Hawk once an NI 43-101 compliant indicated resource of greater than 600,000 ounces of gold has been confirmed on the Property.

In February 2005, the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property, also located in the Timmins Gold Camp, Ontario. The DeSantis Property consists of 22 patented and 2 leased claims covering approximately 665 hectares. Under the terms of the agreement, Lake Shore can earn a 51% interest in the Property by making cash payments totalling $375,000, issuing 75,000 shares plus additional shares worth $200,000, and incurring $3 million in exploration expenditures over a three year period. Lake Shore has a further option to earn up to a 70% interest by spending an additional $3,726,000 on the Property. As at September 30, 2005, the Company had made a payment of $75,000 and issued 75,000 common shares valued at $60,000.

During the nine month period ended September 30, 2005, the Company wrote off expenditures totalling $59,666 relating to various non-core projects in Ontario and Québec.

3. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the nine months ended September 30, 2005 and the year ended December 31, 2004, changes

in issued share capital were as follows:

Issued and outstanding	September 30, 2005 Shares	Amount	December 31, 2004 Shares	Amount
Balance, beginning of period	70,295,022	$ 51,708,202	30,793,354	$ 9,688,020
Private placement - net of share issue costs of $559,346 (2004 - $233,787)	9,020,000	7,447,154	3,200,000	3,766,212
Exercise of warrants	294,000	191,150	939,110	586,808
Exercise of options	634,445	381,483	222,500	82,800
Issued in exchange for resource properties	175,000	137,000	125,000	118,250
Own shares cancelled (666,667 + 150,000)	(816,667)	(825,833)	-	-
Issued as a result of business combination with Holmer	-	-	35,015,058	37,466,112
Balance, shares issued	79,601,800	59,039,156	70,295,022	51,708,202
Own shares held	-	-	(150,000)	(150,000)
Balance, shares outstanding	79,601,800	$ 59,039,156	70,145,022	$ 51,558,202

On March 31, 2005, the Company issued 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 for gross proceeds totalling $8,006,500. The underwriters received $480,390 and 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

As at September 30, 2005, the Company had incurred a total of $3,371,455 in eligible Canadian Exploration Expenditures (CEE) in accordance with flow through requirements. The Company has until December 2006 to spend the remaining proceeds from flow through shares on eligible exploration expenditures.

During the nine months ended September 30, 2005, the Company cancelled 666,667 of its common shares which it had acquired pursuant to the business combination described in note 1b resulting in a reduction of share capital of $713,333. These shares were originally the Company's investment in Holmer. As well, during the same period the Company cancelled 150,000 of its common shares resulting in a reduction of share capital of $112,500 and charged $37,500 (representing the difference between the charge to share capital and the carrying value) to deficit. These were common shares of the Company that Holmer owned before the acquisition.

c) Stock Options

As at September 30, 2005, the Company had 7,855,000 stock options outstanding of which 7,605,000 were exercisable.

	September 30, 2005 Number of options	Weighted-average exercise price	December 31, 2004 Number of options	Weighted-average exercise price
Outstanding at beginning of period	5,236,111	$ 0.52	3,847,500	$ 0.46
Granted to consultants and employees	3,325,000	$ 0.77	65,000	$ 1.09
Granted as a result of Holmer arrangement	-	$ -	1,561,111	$ 0.62
Exercised/cancelled	(706,111)	$ 0.62	(237,500)	$ 0.36
Outstanding at end of period	7,855,000	$ 0.62	5,236,111	$ 0.52
Exercisable at end of period	7,605,000	$ 0.61	5,236,111	$ 0.52

d) Stock-Based Compensation

As a result of 3,325,000 stock options granted during the nine month period ended September 30, 2005, of which all except 250,000 vested immediately, the Company recorded $1,258,516 (September 30, 2004 - $40,500) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.40 (September 30, 2004 - $0.81) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 70% (September 30, 2004 - 86%); risk free interest rate of 3.5% (September 30, 2004 - 5%); and expected life of 3.5 years (September 30, 2004 - five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at September 30, 2005, there were 4,054,944 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
March 15, 2004	1,600,000	$ 1.75	March 15, 2006
December 31, 2004	1,909,778	$ 0.675	December 16, 2005
December 31, 2004	3,966	$ 0.60	December 16, 2005
March 31, 2005	541,200	$ 0.80	March 31, 2007

4. RELATED PARTY TRANSACTIONS

For the nine month period ended September 30, 2005, fees amounting to $170,513 (September 30, 2004 - $75,703) were paid on account of consulting and management services provided by directors and directors who are officers. Amounts paid to Aurora Platinum Corp. ("Aurora"), a company which was, but ceased to be, related by way of common directors, under the terms of an administrative services agreement totalled $12,000 (September 30, 2004 - $18,000) for the nine months ended September 30, 2005. Due to the acquisition of Aurora by FNX Mining Inc., as of July 1, 2005, Aurora ceased to be a related party and the administrative services agreement was terminated. As well, for the nine months ended September 30, 2005, there were fees of $27,000 (September 30, 2004 - $36,000) paid to Southwestern Resources Corp. ("Southwestern"), a company also related by way of common directors, under the terms of a separate administrative services agreement. As at September 30, 2005, there was an amount owing to Southwestern totalling $3,951.

5. INCOME TAXES

As a result of the tax benefits of deductible expenses incurred during the nine month period ended September 30, 2005, the Company recorded a recovery of $272,000 (September 30, 2004 - nil).

As well, due to the cancellation of 666,667 common shares which were valued as part of the business combination with Holmer, the Company recorded a reduction of the future income tax liability of $401,000 with a corresponding reduction to resource properties.

6. SUPPLEMENTAL CASH FLOW INFORMATION

During the nine months ended September 30, 2005, the Company issued 175,000 common shares, valued at $137,000, pursuant to the DeSantis and Vogel property agreements.

During the nine month period ended September 30, 2004, the Company issued 50,000 common shares valued at $35,500 and 100,000 common shares valued at $92,000, respectively, pursuant to the Timmins West Gold Property agreement.

[illegible]Hughes Central Shaft

[illegible]kland Lake Gold Central Shaft

[illegible]ke Shore Accommodations House

Lake Shore No. 1 Shaft

[illegible]AKE SHORE GOLD CORP

[illegible] 10102
[illegible] 1650
[illegible] Georgia Street
[illegible] BC
[illegible] V7Y 1C6

[illegible] 3533
[illegible] 5175
[illegible]gold.com
[illegible]gold.com